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EXHIBIT E

February 4, 2016

Multi-Fineline Electronix, Inc.

Attn: Mr. Reza Meshgin, President

         and Chief Executive Officer

8659 Research Drive

Irvine, California 92618

Re:	Project Horizon

Ladies & Gentlemen:

This letter agreement is being executed and delivered in connection with that certain Agreement and Plan of Merger among Multi-Fineline Electronix, Inc. (“Company”), a Delaware corporation, Suzhou Dongshan Precision Manufacturing Co., Ltd., a company organized under the People’s Republic of China (“Parent”), and Dragon Electronix Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent, entered into as of February 4, 2016 (the “Merger Agreement”). Capitalized terms used but not defined herein shall have the meanings given such terms in the Merger Agreement.

In connection with the transactions contemplated in the Merger Agreement, the Company and United Engineers Limited (“UEL”) will be preparing various documents which may be required to be publicly communicated or announced or otherwise filed or submitted with the relevant Governmental Entity. As such, UEL writes to confirm its agreement with the Company that:

1. The Company shall (a) cooperate with UEL in connection with the preparation of the circular to be issued by UEL to its shareholders in connection with the transactions contemplated by the Merger Agreement, and (b) furnish all information concerning the Company and its Affiliates as UEL may reasonably request in connection with the preparation of such circular, provided that UEL reimburses the Company for its out-of-pocket expenses (which shall not include the fees, costs and expenses of any advisor, professional or consultant engaged or employed by the Company); and

2. Prior to any relevant public filing or communication, the Company shall provide UEL with the opportunity to conduct a prior review and comment on the relevant sections of (i) any of the transaction-related documents (including Q&A, notices, communication, correspondence) that are publicly filed or made publicly available or communicated, and (ii) any correspondence with, filings or submissions to, any Governmental Entity that has jurisdiction over the transactions contemplated by the Merger Agreement, in each case containing references or otherwise relating to UEL or its subsidiaries or the respective roles of UEL and its subsidiaries or its director nominees in the transactions contemplated by the Merger Agreement or the Support Agreement. The Company shall consider in good faith all comments reasonably proposed by UEL.

This letter agreement may not be amended, modified, or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

Signature page follows.

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Very truly yours,

UNITED ENGINEERS LIMITED

By:	/s/ Tan Chee Keong Roy
Name:	Tan Chee Keong Roy
Title:	Group Chief Financial Officer

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Acknowledged and agreed as of the date first written above, by:

COMPANY

MULTI-FINELINE ELECTRONIX, INC.

By:	/s/ Reza Meshgin
Name:	Reza Meshgin
Title:	President and Chief Executive Officer